NO ACT

10
12-20-12



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13000123




January 9, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/9/13

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Re: Chiquita Brands International, Inc.
Incoming letter dated December 20, 2012

Dear Mr. Gerber:

This is in response to your letter dated December 20, 2012 concerning the shareholder proposal submitted to Chiquita by Gerald D. Wygant. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Gerald D. Wygant
521 SW Clay St., #409
Portland, OR 97201

January 9, 2013

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Chiquita Brands International, Inc.
Incoming letter dated December 20, 2012

The proposal relates to dividends.

There appears to be some basis for your view that Chiquita may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Chiquita's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Chiquita omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Chiquita relies.

Sincerely,

Erin E. Martin
Attorney-Advisor

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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December 20, 2012

**BY EMAIL** (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Chiquita Brands International, Inc. – 2013 Annual Meeting
Omission of Shareholder Proposal Submitted by Gerald D. Wygant

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, Chiquita Brands International, Inc., a New Jersey corporation ("Chiquita" or the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Chiquita's view that, for the reasons stated below, it may exclude the shareholder proposal (the "Proposal") submitted by Gerald D. Wygant (the "Proponent") from the proxy materials to be distributed by Chiquita in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Chiquita's intent to omit the Proposal from the 2013 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to Chiquita.

## I. The Proposal

The Proposal is set forth below:

> Whereas the directors of the company have the decision on dividends, it is recommended that dividends be started with a limit based on 10% of the earning per share-diluted based on the prior full year to be paid on a quarterly basis.

## II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Chiquita's view that it may exclude the Proposal from the 2013 proxy materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide proof of the requisite stock ownership after receiving notice of such deficiency;
- Rule 14a-8(i)(13) because the Proposal relates to specific amounts of cash or stock dividends; and
- Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, therefore, materially false and misleading in violation of Rule 14a-9.

## III. Background

The Company received the Proposal on April 30, 2012. A copy of the Proposal is attached hereto as Exhibit A. After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on May 4, 2012, the Company sent a letter to the Proponent (the "Deficiency Letter") requesting a written statement from the record owner of the Proponent's shares and a participant in the Depository Trust Company (DTC) verifying that the Proponent had beneficially owned the requisite number of shares of the Company's stock continuously for at least one year as of the date of submission of the Proposal and a written statement that the Proponent would hold the shares through the date of the 2013 annual meeting. As suggested in Section G.3 of Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") relating to eligibility and procedural issues, the Deficiency Letter included a copy of Rule 14a-8. A copy of the Deficiency Letter is attached hereto as Exhibit B.

On May 10, 2012, the Proponent sent a letter to the Company confirming his intent to continue to hold his shares through the date of the annual meeting and enclosing a monthly account statement for the period from April 1, 2012 to April 30, 2012 from Charles Schwab (the "Account Statement"). Copies of the cover letter and the Account Statement are attached hereto as Exhibit C.

**IV. The Proposal May be Excluded Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Provide Sufficient Documentary Support to Satisfy the Ownership Requirement under Rule 14a-8(b).**

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

The Account Statement does not satisfy the requirements of Rule 14a-8(b)(2)(i) because it fails to demonstrate one-year continuous ownership of the Company's securities. In Section C.1.c (2) of SLB 14, the Staff addressed whether periodic investment statements, like the Account Statement, could satisfy the continuous ownership requirements of Rule 14a-8(b):

> **(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?**
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.
>
> (Emphasis in original.)

Consistent with the foregoing, the Staff has on numerous occasions permitted exclusion of proposals on the grounds that the brokerage statement submitted in support of a proponent's ownership was insufficient proof of such ownership under Rule 14a-8(b). *See, e.g., E.I. du Pont de Nemours and Co.* (Jan. 13, 2012) (one-page excerpt from proponent's monthly brokerage statement was insufficient proof of ownership); *Verizon Communications Inc.* (Jan. 25, 2008) (broker's letter which provided current ownership of shares and original date of purchase was insufficient proof of ownership); *General Motors Corp.* (Apr. 5, 2007) (account summary was insufficient verification of continuous ownership); *Yahoo! Inc.* (Mar. 29, 2007) (account statements, trade confirmations, email correspondence, webpage printouts and other selected account information was insufficient to specifically verify continuous ownership); *General Electric Co.* (Jan. 16, 2007) (brokerage statement was insufficient to prove continuous ownership); *Sky Financial Group* (Dec. 20, 2004, *recon. denied* Jan. 13, 2005) (monthly brokerage account statement was insufficient proof of ownership); *International Business Machines Corp.* (Jan. 11, 2005) (pages from quarterly 401(k) plan account statements was insufficient proof of ownership); *Bank of America Corp.* (Feb. 25, 2004) (monthly brokerage account statement was insufficient proof of ownership); and *RTI International Metals, Inc.* (Jan. 13, 2004) (monthly account statement was insufficient proof of ownership).

The Account Statement, which verifies ownership of securities at the beginning and end of the monthly statement period, fails to evidence continuous ownership of the Company's securities for one year prior to submission of the Proposal.

If a proponent fails to follow Rule 14a-8(b), Rule 14a-8(f)(1) provides that the Company may exclude the Proposal, but only after it has notified the Proponent in writing of the procedural or eligibility deficiencies, as well as of the time frame for the Proponent's response thereto within fourteen (14) calendar days of receiving the Proposal, and the Proponent fails adequately to correct it. The Company has satisfied the notice requirement by sending the Deficiency Letter and did not receive the requisite proof of ownership from the Proponent. Any further verification the Proponent might now submit would be untimely under the Commission's rules.

Therefore, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

**V. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(13) Because the Proposal Relates to Specific Amounts of Cash or Stock Dividends.**

Rule 14a-8(i)(13) provides that a company may exclude a shareholder proposal from the company's proxy materials "if the proposal relates to specific amounts of cash or stock dividends." Here, while the Proposal does not specify the exact amount of the proposed dividend, it does establish a specific starting point from which dividends must be determined. The Proposal seeks to reestablish the payment of dividends and includes a formula, based on 10% of diluted earnings per share, pursuant to which dividends should be paid. While it is unclear whether the Proposal is intended to impose a 10% cap or a 10% floor on dividends (please see relevant discussion under Section VI below), in either case, the Proposal includes a formula that would result in a specific dividend amount or range.

The Staff has consistently permitted the exclusion of proposals under Rule 14a-8(i)(13) that, like the Proposal, appear to include a formula that would result in a specific dividend amount or range of dividend amounts. For example, in *SeaChange International, Inc.* (Mar. 30, 2007), the Staff permitted the exclusion of a proposal requesting that the board establish, from the pre-tax profits of the company's annual consolidated gross revenues, a sum representing not more than 5% for distribution to shareholders as a stock dividend. *See also International Business Machines Corp.* (Jan. 4, 2011) (proposal requesting a special quarterly dividend that is "equal in total value to the expenditure for share repurchases in that quarter" was excludable); *Peoples Ohio Financial Corp.* (Aug. 11, 2003) (proposal for a dividend of 66% of net earnings was excludable); *Microsoft Corp.* (July 19, 2002) (proposal requesting a dividend of 50% of current and subsequent year earnings, with the level of dividends in subsequent years to be maintained at the 2002 level, was excludable); *Duke Energy Corp.* (Jan. 9, 2002) (proposal requesting that company "distribute earnings more equitably, to include dividend increases and awards" was excludable since the proposal effectively established a minimum dividend); *International Business Machines Corp.* (Jan. 2, 2001) (proposal seeking return to shareholders of "an equal or greater percentage of the dividend earnings per share each year" was excludable); *International Business Machines Corp.* (Dec. 9, 1999) (proposal seeking a minimum dividend of 52% of earnings per share each year was excludable); *Empire Federal Bancorp, Inc.* (Apr. 7, 1999) (proposal for a special cash dividend of between $5.00 and $7.00 per share was excludable); *Safeway, Inc.* (Mar. 4, 1998) (proposal for dividend of at least 30% of earnings each year was excludable); *AirTouch Communications, Inc.* (Jan. 6, 1998) (proposal requesting that the board take the necessary steps to make it a policy of AirTouch to pay a dividend of at least 30% of earnings each year was excludable).

Like the proposals in the foregoing precedents, the Proposal includes a formula that would result in a specific dividend amount and is therefore excludable under Rule 14a-8(i)(13).

## VI. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal Is Vague and Indefinite and, Therefore, Materially False and Misleading in Violation of Rule 14a-9.

Pursuant to Rule 14a-8(i)(3), a company may exclude a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), the Staff stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See, e.g., Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

In particular, the Staff has regularly concurred with the exclusion of shareholder proposals that are susceptible to multiple interpretations and are therefore vague and indefinite. In *Newell Rubbermaid Inc.* (Feb. 21, 2012), the Staff permitted exclusion of a special meeting proposal as vague and indefinite because the proposal, which requested that shareholders holding not less than 10% of the company's shares be given the right to call special meetings, also included a statement that the ownership threshold should be the "lowest percentage of outstanding common stock permitted by state law." Since there is no minimum percentage under Delaware law, the Staff agreed with the company's view that the proposal presented two inconsistent alternative requirements, either an ownership threshold of not less than 10% or the lowest ownership percentage permitted by law, e.g., less than 10%. Given such ambiguity, neither shareholders nor the company would be able to determine what actions or measures the proposal requires. *See also The Western Union Co.* (Feb. 21, 2012) (same); *Danaher Corp.* (Feb. 16, 2012) (same); *General Electric Co.* (Jan. 26, 2009) (special meeting proposal which included vague and ambiguous language that was subject to at least two reasonable interpretations excludable).

The Proposal, which attempts to reestablish the payment of dividends "with a limit based on 10% of the earning per share," suffers from the same infirmity as the proposals in the precedents cited above. The Proposal is subject to two very different alternative interpretations. Under one interpretation, the proposal requests that Chiquita resume payment of dividends with a minimum amount based on 10% of diluted earnings per share. Under a second interpretation, the proposal seeks to cap payment of dividends based on the plain language of the proposal which requests a "limit" based on 10% of diluted earnings per share. Given the two interpretations, the Proposal would therefore present two inconsistent alternatives such that neither Chiquita nor its shareholders would be able to determine with any reasonable certainty what the Proposal requires.

Accordingly, the Proposal is inherently vague and indefinite so as to be materially false and misleading and therefore is excludable under Rule 14a-8(i)(3).

**VII. Conclusion**

For the foregoing reasons, Chiquita respectfully requests the concurrence of the Staff that the Proposal may be excluded from the 2013 proxy materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1), Rule 14a-8(i)(13) and Rule 14a-8(i)(3).

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,



Marc S. Gerber

Attachments

cc: James E. Thompson, Esq.
Chiquita Brands International, Inc.

Gerald D. Wygant

**EXHIBIT A**

**(see attached)**

GERALD D. WYGANT
Attorney at Law
521 SW Clay St. #409
Portland, Oregon 97201
telephone 503 916 1254
fax 503 226 1321 OSB 60091

April 24, 2012

Mr. James E. Thompson
Senior Vice President, General Counsel and Secretary
Chiquita Brands International, Inc.
Chiquita Center
250 East Fifth Street
Cincinnati, Ohio 45202

Dear Mr. Thompson:

I hold 20,007 shares of your company's common stock in my accounts at Charles Schwab Co. (accounts ***FISMA & OMB Memorandum M-07-16*** and ***FISMA & OMB Memorandum M-07-16***
I am physically impaired and request that I need not be physically present for the following.
This is a proposal for an inclusion of the following in the proxy statement and proxy card for the 2013 annual meeting of shareholders:

Whereas the directors of the company have the decision on dividends, it is recommended that dividends be started with a limit based on 10% of the earning per share - diluted based on the prior full year to be paid on a quarterly basis.

Sincerely,

G. D. Wygant

gdw/rc

GERALD D. WYGANT
ATTORNEY AT LAW

***FISMA & OMB Memorandum M-07-16***

PORTLAND OR 970

24 APR 2012 PM 7 T



Mr. James E. Thompson
Senior Vice President, General Counsel and Secretary
Chiquita Brands International, Inc.
Chiquita Center
250 East Fifth Street
Cincinnati, Ohio 45202

45202+3190



**EXHIBIT B**

**(see attached)**



**JAMES E. THOMPSON**
Senior Vice President, General Counsel and Secretary

May 4, 2012

**BY UPS**

Gerald D. Wygant
521 SW Clay St. #409
Portland, Oregon 97201

RE: Notice of Deficiency

Dear Mr. Wygant:

I am writing to acknowledge receipt on April 30, 2012 of a shareholder proposal (the "Proposal") submitted by you to Chiquita Brands International, Inc. ("Chiquita") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Chiquita's proxy materials for the 2013 Annual Meeting of Shareholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Chiquita's common stock for at least one year prior to the date that the proposal is submitted. In addition, the proponent must continue to hold at least this amount of stock through the date of the Annual Meeting and must provide us with a written statement that the proponent intends to do so. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that you are not a registered holder of Chiquita common stock. Please provide a written statement from the record holder of your shares and a participant in the Depository Trust Company (DTC) verifying that, at the time you submitted the Proposal, you had beneficially held the requisite number of shares of Chiquita common stock continuously for at least one year. For additional information regarding the acceptable methods of proving your ownership of the minimum number of shares of Chiquita common stock, please see Rule 14a-8(b)(2) in Exhibit A. Please also provide a written statement that you intend to continue to hold the securities through the date of the Annual Meeting. The SEC rules require that your response and documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter.

250 East Fifth Street, Cincinnati, Ohio 45202
(513) 784-8991 / Fax: (513) 564-2922
E-Mail: jethompson@chiquita.com

Once we receive your response and documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Chiquita reserves the right to seek relief from the SEC as appropriate.

Finally, we note that your letter requests that you not be required to attend the Annual Meeting. Please note that under the proxy rules either you or your representative, who is qualified under state law to present the Proposal on your behalf, must attend the Annual Meeting in person in order to present the Proposal.

If you intend for a representative to present the Proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the Annual Meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the Annual Meeting. Your authorized representative should also being an original signed copy of the authorization to the Annual Meeting and present it at the admissions desk, together with photo identification if requested, so that we may verify the representative's authority to act on your behalf prior to the start of the Annual Meeting.

Very truly yours,



James E. Thompson

Enclosure

**EXHIBIT A**

[ATTACHED]

## § 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways.

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year ( *i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6

**EXHIBIT C**

**(see attached)**

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GERALD D. WYGANT
Attorney at Law
521 SW Clay St. #409
Portland, Oregon 97201
telephone 503 916 1254
fax 503 226 1321 OSB 60091

May 10, 2012

Mr. James E. Thompson
Senior Vice President
Chiquita Brands International
250 East Fifth Street
Cincinnati, Ohio 45202

Dear Mr. Thompson:

Thank you for your letter of of May 4, 2012.
1. My wife, Esther O'grady and I have held the 20,007 shares of your common stock, purchased in 2003 and 2002. We plan to continue to hold the stock and there is no debt due against the stock. We agree to continue to hold the stock at least until after the 2013 annual meeting.
2. Enclosed are statements from Charles Schwab which is a participant in Depository Trust Company program. The date of purchase are shown on the statements.
3. We request that we be able to present this proposal by telephone (at my expense) due to physical disability. Question 8 of SEC rules (3) provides that such procedure is allowed if our request is made with good cause.
Thank you for considering this proposal.

Sincerely,



G. D. Wygant

gdw/rc



**Gerald D. Wygant, OSB 60091**
Attorney at Law
521 SW Clay St., #409
Portland, Oregon 97201
Telephone 503.916.1254
Fax 503.226.1321

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